October 5, 2011

VIA EDGAR, FACSIMILE AND ELECTRONIC MAIL

Patrick Gilmore, Sr.
Asst. Chief Accountant
United States Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 4561
100 F. Street, N.E.
Washington, D.C. 20549

Re:	FalconStor Software, Inc.
Form 10-K for Fiscal Year Ended December 31, 2010
Filed March 14, 2011
Form 10-Q for the Quarterly Period Ended June 30, 2011
Filed August 9, 2011
File No. 000-23970

Mr. Gilmore:

FalconStor Software, Inc. (the “Company,” “FalconStor,” “we,” “our,” or “us”) has received your letter dated September 2, 2011 containing a comment on the Company’s above referenced Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2011, filed with the Securities and Exchange Commission (the “SEC”) on August 9, 2011.  This letter is being filed in response to the comments set forth in your letter.

For your convenience of reference, we have set forth your comment in bold below, with the Company’s response following such comment.

Form 10-Q for the Quarterly Period Ended June 30, 2011

Part II.  Other Information

Item 1.  Legal Proceedings

Internal Investigation, page 43

Comment 1:

We note in your response to prior comment 1 that you did not disclose the amount of revenue derived from Customer A because it did not constitute at least 10% or more of the Company’s revenue and thus would not be considered a “major customer.” However, our prior comment was not inferring that Customer A was considered a major customer. We believe that your disclosure regarding the improper payments to Customer A in your overview section of MD&A in your Form 10-K for the year ended December 31, 2010 should be enhanced to provide more information regarding these improper payments including the amount of revenue earned from Customer A to provide a clear understanding of the impact this customer had on your financial condition, results of operations and cash flows and not solely based on the impact of revenues. In this regard, your current disclosure does not provide any insight into whether the revenues earned from Customer A was material or immaterial to your financial statements for each year presented and based on your response to prior comment 2, the amount of revenue earned from Customer A appears to be material to the Company’s income (loss) before income taxes for each year presented. Furthermore, we believe disclosing revenue earned from Customer A would provide meaningful information to an investor considering there could be some uncertainty in earning material revenues from Customer A in the future. Please revise your overview discussion in MD&A to provide this information and in your response provide us with your proposed revisions. Refer to SEC Release 33-8350.

Response:

We continue to believe that disclosure of the amount of revenue derived from Customer A is not material to an investor’s consideration of our past or future performance and is not necessary for an understanding of our financial condition, results of operations and cash flows. Moreover, there has been no suggestion that any of the revenue received by the Company  from Customer A was recognized improperly.  Accordingly, it is our view that the amount of revenue from Customer A, as compared with our other customers, is not material to an investor who is considering the Company’s past performance in making an investment decision with respect to the Company’s stock.

With regard to future performance, and whether we could expect to receive further revenue from Customer A, we have never suggested in the overview discussion in our MD&A, or elsewhere in our public filings, that we expect to receive further revenue from Customer A. In fact, because the amounts  received and recognized from Customer A were not material to our business pursuant to Regulation S-K, Customer A has never been mentioned in the MD&A in any of our filings on Form 10-K.  Thus,  we believe the amount of revenue derived from Customer A is no more material to an investor’s calculation of future revenue than any of our other  customers.  In fact, the disclosure of the amount received from Customer A, but not the amounts received from any other customers, could be misleading to investors as it would suggest, contrary to the facts, that the validity of the prior revenue was in question or that we expected future revenue from Customer A.

Nevertheless, while we firmly believe that no additional disclosure is required  to address the Staff’s comment, the Company proposes, on a going forward basis only, beginning with its filing on Form 10-Q for the period ended September 30, 2011,  to provide disclosure of the amount of revenue received from Customer A.   We propose including  this disclosure in Item 1, “Legal Proceedings,” of Part II of the Form 10-Q, and in Item 3, “Legal Proceedings,” of Part I of the Form 10-K, to provide background information of the events under investigation.  The proposed disclosure will state, in substance:  “For the years ended December 31, 2008, 2009 and 2010, and for the period ended June 30, 2011, revenues from the customer that employed the individual(s) to whom improper payments were allegedly made totaled $4.1 million, $7.2 million, $1.7 million, and $0.6 million, respectively.”

 Comment 2:

We have reviewed your response to prior comment 2. Please provide us with similar information related to revenue earned from Customer A for the six months ended June 30, 2011.

Response:

We reiterate our statements above concerning the necessity and requirements  of additional disclosure. Nevertheless, to address the Staff’s comments on a supplemental basis the Staff is advised that the revenue break down from Customer A for the six months ended June 30, 2011 for product revenue, maintenance and professional services is as follows:

Six Months Ended June 30, 2011
Product revenue	--
Maintenance	$640,738
Professional services	--

We believe that our responses have fully addressed your questions. We would be pleased to answer any questions you may have with regard to our responses.  If you have any questions please call me at (631) 962-1114.

Sincerely,

/s/ James Weber
James Weber Chief Financial Officer FalconStor Software, Inc